UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 15 April, 2011

ASX & MEDIA RELEASE
15 APRIL, 2011

MARSHALL EDWARDS ANNOUNCES ELECTION OF WILLIAM RUECKERT TO
BOARD OF DIRECTORS

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

San Diego – 14 April, 2011– Marshall Edwards, Inc. (Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced the election of William D Rueckert to its board of directors following the Company’s Annual Meeting of Stockholders yesterday.

“We are very fortunate to add a director of Bill’s calibre to our board,” said Daniel P Gold, PhD, President and Chief Executive Officer of Marshall Edwards.  “His unique blend of investment expertise, business acumen and boardroom experience combined with a deep knowledge and understanding of Marshall Edwards will be of great benefit as we enter the next stage of development for our company.”

Mr Rueckert’s experience covers a broad range of industries, including healthcare, financial services and natural resources.  He is the Managing Member of Oyster Management Group LLC, an investment fund specialising in community banks.  From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut.  Previously, Mr  Rueckert served as President and Director of Eastern Capital Development, LLC, Treasurer of Moore & Munger, Inc., a company with interests in the petroleum and resort development industries, and President of United States Oil Company, a publicly traded oil exploration business.

Mr Rueckert previously served as a director of Marshall Edwards from March 2007 until March 2009, when he was appointed as a director of Novogen Limited.  He was elected Chairman of the Novogen board of directors in October 2010.  In addition to Marshall Edwards and Novogen, he currently serves as a member of the board of directors of Chelsea Therapeutics International, Ltd., a publicly traded biopharmaceutical company.  Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H Dodge Foundation, a private philanthropic organisation in New York City, and Chairman of the Board of the Trustees of Teachers College, Columbia University.

Philip Johnston, who served as a member of the Marshall Edwards board of directors since April 2001, elected not to stand for re-election at the Annual Meeting.  Mr Johnston also served as Chairman of the Novogen board of directors from January 2001 to October 2010.

“I want to take this opportunity on behalf of the entire board to thank Philip for his years of dedicated service to Marshall Edwards,” said Professor Bryan Williams, Chairman of the Marshall Edwards board of directors.

Asset Purchase Agreement

In addition, the Company’s previously announced asset purchase agreement with Novogen Limited was approved at yesterday’s Annual Meeting of Stockholders.  Under the agreement, Marshall Edwards will acquire Novogen’s isoflavone-based intellectual property portfolio in exchange for $4 million of convertible preferred stock.  The closing of the transaction is subject to the approval of Novogen shareholders.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes lead drug candidate NV-143.  The second is a mitochondrial inhibitor program that includes NV-128 and its next-generation candidate NV-344.  Both programs are expected to advance into the clinic in 2011.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen has a consumer healthcare business, conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.